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                                                                         (a)(12)



                                                    Contact:   Roy Winnick
                                                               Kekst and Company
                                                               (212) 593-2655


             COOPERATIVE COMPUTING, INC. AND CCI ACQUISITION CORP.
              EXTEND CASH TENDER OFFER FOR SHARES OF TRIAD SYSTEMS
            CORPORATION UNTIL 10:00 A.M. ON FRIDAY, JANUARY 17, 1997


AUSTIN, TEXAS, JANUARY 2, 1997 -- Cooperative Computing, Inc. and its affiliate CCI Acquisition Corp., both of Austin, announced today that CCI Acquisition Corp. has extended until 10:00 A.M., New York City time, on Friday, January 17, 1997 its tender offer for all of the issued and outstanding shares of common stock of Triad Systems Corporation (NASDAQ:TRSC) of Livermore, California at a price of $9.25 per share, net to the seller in cash. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, January 3, 1997. The terms of the extended tender offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on October 23, 1996.

CCI Acquisition Corp. has been advised by the depositary for the tender offer that as of 5:00 P.M., New York City time, on December 31, 1996, 12,002,666 shares of Triad Systems Corporation's common stock (approximately 67.6% of the issued and outstanding shares) had been validly tendered and not withdrawn.

The Federal Trade Commission is continuing its review of the tender offer. Cooperative Computing, CCI Acquisition Corp. and Triad currently are cooperating, and intend to continue to cooperate, with the FTC in its review.